

Mail Stop 3628

July 22, 2008

<u>Via Facsimile and U.S. Mail</u>

Kirk A. Davenport, Esq.
Latham & Watkins LLP
885 Third Avenue
New York, NY 10022

> **Re: Shuffle Master, Inc.**
> **Schedule TO-I**
> **Filed July 14, 2008**
> **File No. 005-48807**

Dear Mr. Davenport:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I

Source and Amount of Funds, page 13

1. Please revise to include all the information required by Item 7 of Schedule TO and corresponding Item 1007(d)(1) and (2) of Regulation M-A.

Conditions to the Offer, page 18

2. We note that the offer is subject to a financing condition. It is our position that a material change in the offer occurs when the offer becomes fully financed (i.e.,

any financing conditions are satisfied) and that, accordingly, five days must remain in the offer or the offer must be extended upon the satisfaction of the financing conditions. Please advise us of your intent in this regard. We may have further comment.

3. Please note that a tender offer may be subject only to conditions that are not within the direct or indirect control of the bidder and that are drafted with sufficient specificity to permit objective verification that the conditions have been satisfied. In this regard, please revise the references throughout your document to your "sole discretion" to waive a condition. In addition, many of your offer conditions are so broadly drafted as to make their scope difficult to determine. For example, please revise the reference to "threatened" actions or those that "otherwise relate in any manner to this offer" or "restrict or delay consummation of the Offer." Please revise so that security holders can understand what events or non-events would "trigger" the listed conditions, allowing you to abandon the offer.

4. The disclosure indicates "Any determination by us concerning the events described above will be final and binding upon all parties." Revise to disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge the Company's determinations.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411 or, in my absence, to Celeste Murphy, Special Counsel, at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Attorney-Adviser
Office of Mergers & Acquisitions